Filed by Opportunistic Credit Interval Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company

Yieldstreet Alternative Income Fund Inc.

File No. 811-23407

On April 30, 2026, Yieldstreet Alternative Income Fund Inc. (the “Company”) filed Supplement No. 1 as Amendment No. 19 to its Registration Statement on Form N-2 pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, with additional information about the proposed acquisition of the Company’s assets by Opportunistic Credit Interval Fund (the “Proposed Reorganization”). The supplement discussing the proposed reorganization is attached hereto as Exhibit A.

Exhibits

Exhibit A	Supplement No. 1 to Prospectus and Statement of Additional Information of Yieldstreet Alternative Income Fund Inc., dated April 30, 2026